[Letterhead of Beazer Homes USA, Inc.]
February 22, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-4 Amendment No.1 Filed on February 9, 2010 File No.: 333-164459
Dear Ms. Long:
     The purpose of this letter is to supplementally provide to you certain information requested in connection with the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 18, 2010 with respect to the above- referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), filed by Beazer Homes USA, Inc. (the “Company”). The Registration Statement has been filed with respect to the Company’s offer to exchange (the “Exchange Offer”) its currently outstanding 12% Senior Secured notes due 2017 with new 12% Senior Secured Notes due 2017 (the “Exchange Notes) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company is registering the Exchange Offer in reliance on the Staff’s position set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988).
     In connection with the Exchange Offer, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise) that since the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation SEC No Action Letter (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     Please direct any further questions or comments you may have regarding the Registration Statement or this supplemental letter to me at (770) 829-3728 or our counsel, William Calvin Smith III of Troutman Sanders LLP, at (404) 885-3136.
Sincerely,
/s/ Kenneth F. Khoury
Kenneth F. Khoury, Esq.
Executive Vice President and General Counsel

cc:	Era Anagnosti, Securities and Exchange Commission, Staff Attorney
Craig Slivka, Securities and Exchange Commission, Special Counsel
Kenneth F. Khoury, Beazer Homes USA, Inc., Executive Vice President and General Counsel